Exhibit 99.3

CLICK (NASDAQ: CLIK) Reports Strong Revenue Growth and Swings to Profit – Seniors Nursing Sector Skyrocketing over 110%, On Track for HK$500 Million Annual Revenue in 3 Years

Hong Kong, May 11, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources and senior care solutions in Hong Kong, today announced outstanding interim results for the six months ended 31 December 2025, delivering strong revenue growth and a decisive swing from loss to profit.

The Group recorded robust revenue expansion compared to the same period last year, driven by explosive growth in the seniors nursing and silver economy segment. This performance is perfectly aligned with the Company’s three-year strategy and capitalizes on Hong Kong’s surging demand for premium seniors care services.

In a major milestone, Click Holdings successfully turned around from a loss in last financial year to a healthy profit in current interim period (1 July – 31 December 2025). This turnaround reflects improved operational efficiency, higher-margin nursing solutions, and strong execution — marking a very healthy and sustainable growth trajectory.

Interim Financial Highlights

●	Total Revenue of HK$59M, up 57.3%
●	Seniors Nursing Solution Services Revenue of HK$28M, up 117.8%
●	Professional Solution Services revenue of HK$12M, up 52.5%
●	Gross Profit Margin of 21.2% (preceding period: 19.4%)

Management Commentary

Jeffrey Chan, CEO of Click Holdings, commented: “We are extremely pleased to deliver strong revenue growth and swing into profitability in this interim period. The explosive performance in our seniors nursing business is a clear validation of our strategy and positions us perfectly in Hong Kong’s fast-growing silver economy. We remain fully on track with our three-year plan — first announced on 21 April 2026 — to grow the Group into a HK$500 million annual revenue company. We expect continued organic growth, sustained profitability, and accelerated progress toward this ambitious yet achievable target.”

With Hong Kong’s aging population driving unprecedented demand, Click Holdings continues to scale its premium seniors nursing solutions through its proprietary AI talent-matching platform and extensive professional network. The Company is focused on high-quality, high-margin organic expansion under its Care U brand.

Click Holdings is confident in delivering ongoing strong revenue growth, consistent profitability, and steady advancement toward its HK$500 million annual revenue goal within three years.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200